Exhibit 1.01

Conflict Minerals Report of Novartis AG

Overview

This is the Conflict Minerals Report for Novartis AG and its consolidated affiliates for calendar year 2016 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).  Unless the context requires otherwise, the words ‘‘we,’’ ‘‘our,’’ ‘‘us,’’ ‘‘Novartis,’’ ‘‘Group,’’ ‘‘Company,’’ and similar words or phrases in this Conflict Minerals Report refer to Novartis AG and its consolidated affiliates.  Novartis has performed a Reasonable Country of Origin Inquiry (“RCOI”) on the conflict minerals that were in our supply chain between January 1 and December 31, 2016, to determine whether these conflict minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or came from recycled or scrap sources.  The conflict minerals covered by these rules include tin, tantalum, tungsten and gold (collectively the “Conflict Minerals”).

Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide. Our broad portfolio includes innovative pharmaceuticals and oncology medicines, generic and biosimilar medicines and eye care devices.

Following the completion of a series of transactions in 2014 and 2015, the Group’s continuing operations comprise three global operating divisions, Innovative Medicines, Sandoz and Alcon. From March 2, 2015, the date of the completion of a series of transactions with GlaxoSmithKline plc (“GSK”), continuing operations also includes the results from the oncology assets acquired from GSK and the 36.5% interest in GSK Consumer Healthcare Holdings Ltd. for the period from March 2015. On March 2, 2015, we sold our Vaccines Division, excluding our influenza vaccines business, to GSK. Our influenza vaccines business was sold on July 31, 2015 to CSL Limited and our Animal Health Division was sold on January 1, 2015 to Eli Lilly and Company.

Innovative Medicines (formerly named the Pharmaceuticals Division) researches, develops, manufactures, distributes and sells patented prescription medicines to enhance health outcomes for patients and health-care providers. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Pharmaceuticals consists of the global business franchises Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

Our Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives, and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology, ophthalmics, cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

Our Alcon Division researches, develops, manufactures, distributes and sells eye care products. Alcon is a global leader in eye care with product offerings in eye care devices and vision care. Alcon is organized into two global business franchises: Surgical and Vision Care. The Surgical franchise includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataracts and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. The Vision Care franchise comprises daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers.

Reasonable Country of Origin Inquiry

In accordance with Section 1502 and Rule 13p-1, Novartis has performed an RCOI on Conflict Minerals that were in our supply chain between January 1 and December 31, 2016, to determine whether these Conflict Minerals were sourced from the Covered Countries or came from recycled or scrap sources.  As a result of the RCOI process, Novartis concluded that during 2016 the Company had reason to believe that certain of the products that it manufactured or contracted to manufacture contained Conflict Minerals, but that the Company was unable to determine whether the Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources.

Products

Novartis reviewed for Conflict Minerals content all categories of materials either necessary to the production of Company products or necessary to the products’ functionality.  In accordance with SEC Staff Guidance with respect to Rule 13p-1, Novartis excluded packaging materials from this review.  Based on the review, the categories of Company products that were determined to include Conflict Minerals or to include metals of undeterminable content requiring additional analysis were: syringes (used as delivery mechanisms for certain pharmaceutical products); electronics components (used in ophthalmic laser surgery equipment); and other mechanical components (used in ophthalmic laser surgery equipment).

Due Diligence

Novartis designed its due diligence measures to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (the “OECD Framework”) and related Supplements.

Novartis, as a purchaser, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined Conflict Minerals.

A summary of Novartis’ annual activities, which are in line with the OECD Framework, is outlined below.

Step 1:  Establish strong company management systems

•                  Novartis has a Code of Conduct, which calls for all third parties with whom we work to comply with the law, to adhere to ethical business practices, and to observe our standard requirements concerning labor, health, safety, environmental protection and management systems. Novartis also has a Supplier Code that further sets forth Novartis’ expectations about supplier behavior, including the expectation that suppliers shall provide a workplace free of harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers, and with no threat of any such treatment. In addition, the Supplier Code sets forth Novartis’ expectation that its suppliers identify and comply with applicable laws, regulations, standards and relevant customer requirements, have mechanisms to determine and manage risk in all areas addressed by the Supplier Code and continually improve by setting performance objectives, executing implementation plans and taking necessary corrective actions for deficiencies identified by internal or external assessments, inspections and management reviews.

•                  Our Conflict Minerals Core Team is responsible for the implementation and ongoing management of Conflict Minerals reporting activities, and the documentation and reporting of the results of the Conflict Minerals due diligence activities described in this and the next four steps.

•                  We have established an annual process to evaluate the products we manufacture in order to identify and assess the presence and sources of Conflict Minerals in the supply chain, as set forth in further detail in Step 2 below.

•                  The Core Team uses standardized documentation to capture key decisions, processes and procedures used in gathering information related to the use of Conflict Minerals in Novartis products, and to the sources of any such Conflict Minerals.  Novartis is required to retain such documentation in accordance with its corporate document retention policy.

•                  Novartis provides feedback mechanisms available to all interested parties to provide information or voice their concerns regarding our compliance with laws and regulations.

Step 2:  Identify and assess risks in the supply chain

•                  On an annual basis, Novartis performs reviews of materials used in manufacturing to identify Conflict Minerals in its supply chain. The Core Team, working with each of the Novartis divisions, is responsible for determining the materials that are necessary to the production or functionality of its products that contain one or more Conflict Minerals, or have metal of undeterminable content.

•                  Suppliers of the items identified as containing Conflict Minerals or metals of undeterminable content are designated as “In Scope”.

•                  As part of this annual process, Novartis offers Conflict Minerals training for In Scope Suppliers and requires them to complete a survey based on the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”).

•                  To help encourage the highest level of compliance, Novartis makes multiple attempts to get responses from all In Scope Suppliers.

•                  Novartis reviews each supplier CMRT to determine the completeness of their responses to the best of our knowledge, and notes certain points of information, including whether the supplier has a policy regarding conflict minerals and whether they source any Conflict Minerals from the Covered Countries.

•                  Novartis reviews aggregate supplier CMRT responses as well as company statements made by suppliers regarding the status of Conflict Minerals in their supply chain in order to summarize key findings regarding risks in the supply chain.  A monthly report is prepared for the Core Team summarizing supplier responses received to date.

•                  Novartis conducts a review of smelter information provided in the supplier surveys to determine the actual number of unique smelters identified by suppliers and whether the smelter is certified as conflict free or presents a “red flag” as defined by the OECD Framework.  To make the determination of each smelter’s conflict status, Novartis relies upon information provided by the Conflict Free Sourcing Initiative (“CFSI”).  CFSI conducts a Conflict Free Smelter Program, in which it certifies smelters and refiners worldwide as being conflict free after an independent audit is conducted to confirm certain information including country of origin for Conflict Minerals that the smelter or refiner may purchase for its operations.  CFSI makes available to the public the list of smelters and refiners that have been certified by CFSI as conflict free.

•                  Based on the process described above, the results our due diligence for 2016 were as follows:

a.              In Scope Suppliers (all were surveyed): 548

b.              Responses received: 356

c.               Unique Smelters Identified: 500

d.              Conflict Free Smelters Identified: 240

e.               Smelters of Undetermined Status Identified: 260

Step 3:  Design and implement a strategy to respond to identified risks

•                  Novartis continues to encourage supplier conformance with the Novartis Supplier Code.

•                  Novartis has established the capability to routinely store, maintain, and retrieve the key data that was collected as part of due diligence, should it be required to demonstrate reasonable efforts for compliance.

•                  As part of Novartis’ review of compliance activities, we will assess our processes in order to determine whether additional actions are required in the future.

Step 4:  Carry out independent third-party audit of smelter/refiner’s due diligence practices

•                  In accordance with the OECD Framework, Novartis monitors industry actions and the results of independent third-party audits of smelters and refiners.  Given the nature of our business, the associated costs, and the current lack of transparency in our global supply chain, we are not in a position to conduct our own audits of smelters and refiners.

Step 5:  Report annually on supply chain due diligence

•                  In accordance with Section 1502 and Rule 13p-1, Novartis annually summarizes the activities and results of its due diligence with regard to Conflict Minerals in this Conflict Minerals Report, which is filed in conjunction with its Form SD.

Risk Mitigation and Future Due Diligence Measures

Novartis will look to improve its due diligence process by considering measures aimed at increasing Supplier responses to our RCOI, including as to their completeness, timeliness and accuracy.

Determination

Consistent with the OECD Framework, our efforts to determine the country of origin, the facilities, and the mine or location of origin of necessary Conflict Minerals used in the manufacture of our products consisted of the due diligence activities described above.  In response to these due diligence activities, certain In Scope Suppliers provided us with no information about their smelters and refiners, certain other In Scope Suppliers provided only a partial list of their smelters and refiners, and certain other In Scope Suppliers provided us with a complete list of their smelters and refiners.

Based on the information provided by those of our In Scope Suppliers who provided us with information about their smelters and refiners, Novartis has determined the following information with respect to the facilities used to process Conflict Minerals:

•                  There were 500 unique smelters used by In Scope Suppliers in 2016

•                  Of those smelters, 240 were certified as being Conflict Free by CFSI (as of April 2017)

Because the information that we obtained from the In Scope Suppliers was incomplete, other than as set forth above with respect to the Conflict Minerals that were either necessary to the production of our products or necessary to the products’ functionality, we were unable to determine the country of origin of the Conflict Minerals or the facilities used to process them.